Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Registration Statement of our reports dated September 11, 2025, relating to the consolidated financial statements, and the effectiveness of internal control over financial reporting, of EVI Industries, Inc. (the Company) appearing in the Company’s Annual Report on Form 10-K for the year ended June 30, 2025.

/s/ BDO USA, P.C
BDO USA, P.C.
Miami, Florida

December 23, 2025

BDO USA, P.C., a Virginia professional corporation, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.